47

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mandarin Oriental Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2955 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/12/04

MANDARIN ORIENTAL
INTERNATIONAL LIMITED



annual report

ARIS
12-31-03



MANDARIN ORIENTAL HOTEL GROUP is an international hotel investment and management group with a portfolio of 24 deluxe and first class hotels and resorts worldwide including six under development in Washington D.C., Hong Kong, Thailand, Mexico, Tokyo and Boston. The Group has equity interests in many of its properties and net assets of approximately US$1 billion at 31st December 2003. Mandarin Oriental's properties represent some 7,500 rooms in 12 countries with 12 hotels in Asia, nine in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda and listed in London, Singapore and Bermuda. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

Jardines
A member of the Jardine Matheson Group

CONTENTS

CORPORATE INFORMATION

Directors

Simon Keswick *Chairman*
Percy Weatherall *Managing Director*
Edouard Ettedgui *Group Chief Executive*
Jonathan Gould
Julian Hui
Brian Keelan
Henry Keswick
R C Kwok JP
C G R Leach
Dr Richard Lee
Robert Léon
Sydney S W Leong JP
Kenneth Lo OBE
Lord Powell of Bayswater KCMG
James Watkins
John R Witt

Company Secretary and Registered Office

C H Wilken
Jardine House
33-35 Reid Street
Hamilton, Bermuda

Mandarin Oriental Hotel Group International Limited

Directors

Percy Weatherall *Chairman*
Edouard Ettedgui *Managing Director*
N Clayton
Jonathan Gould
M H Hobson
W Hültner
Brian Keelan
L C Lim
Norman Lyle
T L Stinson
John R Witt *Finance Director*

Corporate Secretary

N M McNamara

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- SARS severely impacts Asian operations in first half
- Second half recovery boosted by insurance settlement
- Successful opening of Mandarin Oriental, New York

Results

	2003 US$m	Restated 2002 US$m	Change %
Combined total revenue of hotels under management	**541.2**	547.5	(1)
Profit before interest, tax, depreciation and amortization	**68.4**	78.3	(13)
Profit attributable to shareholders	**3.1**	15.7	(80)
Funds from operations [1]	**12.2**	18.5	(34)
	US¢	US¢	%
Earnings per share	**0.36**	1.84	(80)
Funds from operations per share [1]	**1.43**	2.17	(34)
	US$	US$	%
Net asset value per share	**0.70**	0.67	4
Net asset value per share with leasehold properties at valuation [2]	**1.14**	1.09	5

[1] Funds from operations ('FFO') have been presented to provide additional information to investors to facilitate comparison with other hotel companies, including those in Hong Kong, with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

[2] The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied properties to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

Combined total revenue by geographical area


03
02
01
00
99
US$m
100 200 300 400 500 600
Hong Kong & Macau
The Americas
Southeast Asia
Europe

Combined total revenue by type of business


03
02
01
00
99
US$m
100 200 300 400 500 600
Rooms
Others
Food & beverage

PBITDA and net interest expense


03
02
01
00
99
US$m
10 20 30 40 50 60 70 80
Profit before interest, tax, depreciation and amortization (PBITDA)
Net interest expense

Net debt/equity


03
54%
02
46%
01
42%
00
34%
99
29%
US$m
200 400 600 800 1000
Equity with leasehold properties at valuation
Net debt

CHAIRMAN'S STATEMENT

OVERVIEW

The challenges posed by the outbreak of SARS in Asia, the hostilities in Iraq and the overall economic uncertainty had a detrimental impact on our results and required the Group to reduce costs at individual hotels and at the corporate level as well as to defer some capital expenditure. Performance improved in the later part of the year as occupancy returned to 2002 levels and the results benefited from insurance cover in respect of business interruption caused by SARS.

The Group's expansion continued with the opening of Mandarin Oriental, New York in December, and other developments, including the Washington D.C. hotel due to open in spring 2004, remain on schedule.

PERFORMANCE

The consolidated profit before interest, tax, depreciation and amortization for 2003 was US$68 million, compared with US$78 million in 2002, which included the release of a US$5 million provision in respect of development costs. The 2003 results included the receipt of a US$16 million settlement of insurance claims and US$8 million of pre-opening costs and initial operating losses related to our new hotels in New York and Washington D.C.

In accordance with revised International Financial Reporting Standards ('IFRS'), the Group has modified its policies relating to depreciation of hotel buildings, which has given rise to an additional depreciation charge in 2003 of US$10 million. Supplementary information has been presented to facilitate comparison with other hotel companies. Funds from operations, being profit attributable to shareholders excluding depreciation on hotel buildings, were US$12 million in 2003, compared with US$19 million in 2002.

The Group continued to benefit from reduced financing charges due to lower interest rates. Profit attributable to shareholders was US$3 million, compared with US$16 million in the previous year, as restated in accordance with the revised accounting policies. Earnings per share were US¢0.36 in 2003, compared with US¢1.84 in 2002, as restated.

In view of the adverse impact of events on the 2003 results and the Group's current investment programme, the Directors are not recommending a dividend be paid.

The Group's financial statements record leasehold hotel properties at depreciated cost as required by IFRS and no longer incorporate supplementary financial information modified to include leasehold properties at valuation. The inclusion of leasehold properties at valuation in the financial statements for 2003 would have increased shareholders' funds by US$375 million to US$975 million.

DEVELOPMENTS

The opening of the Group's new 251-room hotel in New York in late November was an important milestone in the Group's development strategy. The hotel is positioned as one of the finest luxury hotels in the city and has been well-received. Opening of the Group's new 400-room hotel in Washington D.C. will follow in spring 2004, and the new hotels in Hong Kong (opening 2005), Tokyo (opening 2006) and Boston (opening 2006) remain on schedule. Recently, the Group has announced it will manage two luxury resorts under construction in Thailand and Mexico. In addition, during 2003, the Group announced it will manage and provide luxury services to the condominiums adjacent to its new hotels in New York and Boston. These condominiums will be branded as *The Residences at Mandarin Oriental*.

In December, the Group purchased a further 46.3% of Mandarin Oriental Hotel du Rhône, Geneva for US$26 million, increasing its interest to 92.6%.

From 2004, the benefits of our growth strategy will become more tangible as we receive contributions from our new hotels in New York and Washington D.C. Going forward, our hotels in Hong Kong, London, Geneva, New York and Washington D.C. will generate more than two-thirds of the Group's total operating profit, reflecting the more balanced geographic spread of the portfolio.

PEOPLE

On behalf of the Directors, let me express my appreciation to each employee for their commitment and loyalty in what has been one of the most challenging years we have faced in many markets. Their dedication to outstanding service to each of our guests is reflected in the many awards received across the Group.

We were pleased to welcome Jonathan Gould to the Board in January 2004.

OUTLOOK

The recovery seen during the second half of 2003 was encouraging, and in the second half of 2004 the Group will also benefit from the contribution from its new hotels in New York and Washington D.C. While travel patterns remain vulnerable to external events, Mandarin Oriental is well-positioned to benefit from an upturn in the leisure and corporate travel markets.

Simon Keswick
Chairman
24th February 2004

GROUP CHIEF EXECUTIVE'S REVIEW

OVERVIEW

In 2003, Mandarin Oriental made progress towards achieving its vision to be recognized as one of the top global luxury hotel groups. Our brand, which reflects our oriental heritage and is built on a strong company culture of delighting guests through service excellence, is becoming increasingly well-respected and recognized as we grow our presence in key locations around the world.

Business conditions were challenging in 2003, not least because of the devastating impact that the outbreak of SARS had on travel patterns in Asia in the first half of the year which was only partially compensated for by insurance cover in place at the time. The Group responded by implementing cost containment measures at both the hotel and the corporate level, as well as introducing a number of marketing initiatives once visitors began to return. This resulted in most of the Group's hotels improving or maintaining their competitive positions in the local markets.

In development terms, 2003 was significant for the Group. In December we unveiled our new flagship property in New York to notable international acclaim. Earlier in the year we announced further hotel projects in Hong Kong and Boston, which will add to our projects in Washington D.C. and Tokyo. With 6,400 rooms now under operation and a further 1,100 rooms under development, we are well on the way to achieving our target of operating 10,000 rooms in major business centres and key leisure destinations worldwide. We also recently announced that we will manage two luxurious 'hideaway' resorts; one in Chiang Mai, Thailand and the other on the Riviera Maya in Mexico.

PERFORMANCE IN 2003

Set out below is a review of the performance of the Group in 2003, with reference to the following strategic objectives:

- Consolidate our position as one of the best global luxury hotel groups
- Improve our competitive position in each market
- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cashflow and balance sheet

1) Consolidate our position as one of the best global luxury hotel groups

Mandarin Oriental is well recognized as a luxury brand offering the quintessential elements of tradition, quality and innovation. We concentrate on differentiating our Group in three ways to ensure that we meet the needs of our guests. Firstly, our hotels are well located and of distinctive design with a strong sense of place. Secondly, we focus on delighting our guests with a unique service approach in keeping with our oriental roots. Thirdly, we continue to introduce highly innovative products and services.

Once again in 2003, our hotels have received a wide array of awards from respected publications and associations in recognition of service excellence. Mandarin Oriental's properties in Hong Kong, Bangkok, London, Kuala Lumpur, San Francisco and Hawaii were all listed in *Institutional Investor*'s 2003 annual reader survey of the Best Hotels in the World, while eight properties were featured in *Condé Nast Traveler's* Gold List for 2003. Mandarin Oriental Hyde Park, London has retained the Michelin Star for its fine dining restaurant, *Foliage*, and in Geneva, Mandarin Oriental Hotel du Rhône's restaurant, *Le Neptune*, also retained its Michelin Star. We are particularly pleased that our newest restaurant to open, *Asiate*, has received numerous press accolades within the first few weeks of opening at Mandarin Oriental, New York.

Notable accolades have also been given to our specialized Mandarin Oriental spas in well-respected lifestyle publications around the world. The Oriental Spa in Bangkok won 'Best City Spa' in *Harpers and Queen Abroad* 2003; The Spa at Mandarin Oriental Hyde Park, London was voted 'Best London Spa' in *Condé Nast Traveller UK*'s Travel Awards in October 2003. Kahala Mandarin Oriental, Hawaii appeared in the 'Top Five US Spas' in the summer edition of American Airlines in-flight magazine, *Celebrated Living*, while Mandarin Oriental, Miami received significant coverage in numerous lifestyle magazines throughout the United States, including *Travel and Leisure* and *Spa Finder*. Finally, our latest spa to open in Mandarin Oriental, New York has received prominent write-ups in *USA Today*; *Wallpaper*; *House Beautiful*; *Departures* and *Travel and Leisure*.

2) Improve our competitive position in each market

Overall, most of our hotels maintained or enhanced their leadership positions against their primary competition in each marketplace. In response to the market challenges, appropriate cost containment measures and contingency plans were implemented, while we ensured the quality of service remained uncompromised. As corporate travel reduced, our marketing focus has been on attracting higher yielding leisure guests which has led to an improved revenue per available room performance, particularly in the United States and Europe.

The highlights of each region are as follows:

~ Asia

Most Asian markets were severely impacted by the SARS outbreak, the global response to the war in Iraq and economic uncertainties, all of which created challenging conditions.

Mandarin Oriental, Hong Kong was significantly affected by the SARS outbreak and suffered a material decline in occupancy. Recovery was seen in the second half and occupancy levels came back in line with 2002, giving an average of 53% for 2003 compared with 69% in the prior year. The hotel did well to maintain rate integrity, and the second half saw an increase in food and beverage revenues. The experience of The Excelsior was similar as overall occupancy for the year fell from 84% to 67%, but the second-half recovery was impressive with a return of occupancy levels at 84%, while rates were maintained. The hotel benefited from a further increase in visitors from the Chinese mainland, which now account for almost 20% of the hotel's total market mix.

Mandarin Oriental, Macau had a good year as strong growth in the second half enabled it to achieve an overall improvement of revenue per available room of 10%. The hotel improved its competitive positioning and increased its share of business from the growing Mainland China market.

In Manila, the revenue per available room fell by 14% due to the continuing decline in long haul arrivals, but the hotel maintained its competitive position. Mandarin Oriental, Jakarta increased its occupancy and also maintained its competitive position, but continued to be impacted by local rate sensitivity. The Oriental, Singapore was adversely affected by the SARS outbreak which led to a significant reduction in occupancy in line with the market. However, the hotel launched a new spa in September which is being well received.

In Bangkok, The Oriental also had a tough first half, but occupancy levels began to recover in August and the hotel remained the market leader. Despite the oversupply in the market, Mandarin Oriental, Kuala Lumpur continued to outperform its competitors significantly and improved results with an increase in average rate of 8%.

~ Europe

The Group's results in Europe were adversely impacted as a consequence of the Iraq conflict in the early months of 2003, but showed a notable improvement as the year progressed.

Mandarin Oriental Hyde Park, London enjoyed a good year as a 13% increase in revenue per available room ('RevPAR') improved its competitive position. The gain reflected the average rate increasing to US$537 in 2003 from US$467 in the prior year, a 6% rise in local currency terms. In December, Mandarin Oriental purchased a further 46.3% of Mandarin Oriental Hotel du Rhône, Geneva, which increases the Group's holding to 92.6%. Occupancy levels in the hotel declined in 2003, but it did well to improve its competitive position given the significant reduction in travel within the corporate and financial services sectors.

Occupancy at the hotel in Munich increased from 78% to 81% with a slight average rate increase in local currency terms. The hotel remains the market leader amongst its competitive set.

~ The Americas

Results from the Group's properties in The Americas were mixed. The market remained highly competitive in New York and The Mark experienced a 5% drop in occupancy and the average rate fell by 6%. Occupancy did, however, improve in the second half as the hotel was successful in attracting more leisure guests, increasing this segment by over 40%. Kahala Mandarin Oriental, Hawaii performed well as it increased occupancy by 8% to 68% and average rate by 3%. The recently opened spa suites continue to be met with great acclaim, and a new restaurant concept, the *Cabanas Seaside Grill*, has been well received. The resort in Bermuda was badly impacted by the hurricane which hit the island in the summer. Nevertheless, its renovation plans are proceeding in 2004; including the upgrade of 50% of the garden and beachfront cottages and the introduction of the spa suites concept.

Mandarin Oriental, Miami performed well in 2003 as occupancy increased by 21% to 57% and the average rate rose from US$259 in 2002 to US$284 in 2003. Food and beverage revenues were also higher and the hotel's successful spa has enjoyed a 60% increase in revenues. Mandarin Oriental, San Francisco continued to be impacted by reduced visitor arrivals to the city, but did well to increase occupancy by 7% to 61% in 2003 and to achieve one of the highest average rates in the city.

Mandarin Oriental, New York opened at the end of 2003 to great acclaim and its performance has been encouraging. The initial results will be impacted by opening expenses, but as the hotel stabilizes its contribution to the Group will be significant. The associated development will also contain residential units that will be branded and serviced by Mandarin Oriental, New York.

The Group ceased to manage the Turnberry Isle resort in Florida at the end of 2003, and its 12.6% interest was sold as part of the transaction to acquire the controlling interest in Mandarin Oriental Hotel du Rhône, Geneva.

3) Increase the number of rooms under operation to 10,000

We are moving steadily towards our goal of at least 10,000 rooms in significant city and resort destinations around the world, despite the subdued global environment leading to limited new supply. With 6,400 rooms under operation and a further 1,100 rooms under development, we are achieving our aim of geographic diversification. The Group is complementing its development strategy with the introduction of 'hideaway' resorts and *The Residences at Mandarin Oriental*.

~ Mandarin Oriental, Washington D.C.

Due to open in spring 2004, the Washington property has been designed to establish itself as the leader amongst the city's luxury hotels. The hotel will feature 400 guestrooms and suites and enjoy a unique waterfront setting close to the museums and monuments of this important city.

~ The Landmark Mandarin Oriental, Hong Kong

This intimate luxury hotel is being developed in the heart of Hong Kong's fashion, entertainment and shopping district. Due to open in late 2005, the 114-room property will be a component of The Landmark redevelopment, one of Hong Kong's most successful mixed-use commercial complexes. Contemporary in style, the new property will complement the Group's legendary flagship hotel, Mandarin Oriental, Hong Kong, with its classic, Chinese-influenced elegance.

~ Mandarin Oriental, Boston

A luxurious 149-room hotel is being developed as part of a premier mixed-use complex in the heart of Boston. Opening in 2006, the development will also house residential units that will be branded and serviced by Mandarin Oriental.

~ Mandarin Oriental, Tokyo

Also opening in 2006, the hotel will occupy the top 10 floors of a new 41-storey building, located in central Tokyo. Close to the financial districts and the shopping district in Ginza, Mandarin Oriental, Tokyo's 182 guestrooms and suites and the sky lobby will offer panoramic views of the Imperial Palace and its gardens.

~ The Residences at Mandarin Oriental

Mandarin Oriental has launched *The Residences at Mandarin Oriental* offering the owners of luxury condominiums attached to the New York and Boston hotels custom-made services and amenities and the same attentive service received by the hotel guests. The Group will receive a branding fee from each project and ongoing fees for the services provided by the hotels.

~ Mandarin Oriental Hideaway Resorts

Two projects are under development that will introduce guests of Mandarin Oriental to a luxurious 'hideaway' experience. Designed to appeal to internationally sophisticated travellers, these exclusive retreats will provide an all-encompassing approach to relaxation and rejuvenation. Mandarin Oriental Dhara Dhevi, Chiang Mai, spread over 35 hectares of serene landscapes in Northern Thailand, will feature 142 villas and over-sized suites, and is due to open at the end of 2004. Mandarin Oriental Riviera Maya, Mexico will be an exclusive resort set in the secluded Riviera Maya coastline, south of Cancun, Mexico. Due to open in 2005, this luxurious development will feature 128 villas each with outstanding views.

Of the six new projects currently under development, four are management contracts with limited or no equity investment. The Group continues to review carefully potential new projects in key locations around the world.

4) Leverage fully our corporate core competencies

Mandarin Oriental's ability to increase the number of management contracts is dependent upon our capabilities as a management company. Our management resources have been designed to support the needs of our hotels and are aligned to the Group's unique style. We have developed significant proficiency in hotel design and state-of-the-art technology for both back-of-house operations and guest entertainment. Global sales, marketing and communications expertise is available, and human resource programmes, focusing on best practice in recruitment, training and recognition of colleagues, ensure that guests are served at a consistently high standard. Our expertise in the development and operation of spa concepts and fine-dining options is also well recognized.

5) Ensure a strong cashflow and balance sheet

Mandarin Oriental's financial well-being remains fundamental to our success. The challenges posed by the outbreak of SARS in Asia, the hostilities in Iraq and the overall economic uncertainty, had a detrimental impact on our results and required the Group to reduce costs at the hotel and corporate levels as well as to postpone capital expenditure. In 2003, the Group had a negative cashflow, before financing activities, of US$56 million. This includes the investment of US$69 million relating to our new developments in New York and Washington D.C. as well as the acquisition of a controlling interest in Geneva. Nevertheless, our balance sheet remains sound, and in the second half of 2003 we refinanced a total of US$340 million of debt at competitive pricing, increasing the average tenor of our loans to five years.

Going forward, the Group should benefit from the more diverse geographic spread of the portfolio.

THE FUTURE

The last few months of 2003 were encouraging and point to recovery in some markets, particularly in the United States. Mandarin Oriental's brand presence is growing ever stronger and in 2004, we are poised to see an increase in earnings, principally from the contribution of our new hotels in New York and Washington D.C. As we continue to focus on delighting each and every guest, we are closer to achieving our goal of being recognized as one of the world's best luxury hotel groups.

Edouard Ettedgui
Group Chief Executive
24th February 2004

OPERATING SUMMARY

The operating summary includes only those hotels in which the Group has a significant equity investment, which were operating throughout 2003.

ASIA

Mandarin Oriental, Hong Kong 100% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**541**	541	–	Rooms	**22.4**	29.7	(25)
Average occupancy (%)	**53**	69	(23)	Food & beverage	**26.2**	28.7	(9)
Average room rate (US$)	**191**	196	(3)	Other	**8.3**	9.8	(15)
RevPAR (US$)	**102**	135	(24)	Total	**56.9**	68.2	(17)
				Average exchange rate/US$	*7.8*	*7.8*	

The Excelsior, Hong Kong 100% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**883**	884	–	Rooms	**22.3**	27.9	(20)
Average occupancy (%)	**67**	84	(20)	Food & beverage	**17.9**	21.3	(16)
Average room rate (US$)	**93**	93	–	Other	**3.6**	4.4	(18)
RevPAR (US$)	**62**	78	(21)	Total	**43.8**	53.6	(18)
				Average exchange rate/US$	*7.8*	*7.8*	

Mandarin Oriental, Manila 96.2% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**448**	448	–	Rooms	**6.4**	7.3	(12)
Average occupancy (%)	**68**	76	(11)	Food & beverage	**6.6**	6.6	–
Average room rate (US$)	**53**	55	(4)	Other	**1.2**	1.6	(25)
RevPAR (US$)	**36**	42	(14)	Total	**14.2**	15.5	(8)
				Average exchange rate/US$	*54.4*	*51.7*	

Mandarin Oriental, Jakarta 60.5% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**404**	419	(4)	Rooms	**3.7**	3.4	9
Average occupancy (%)	**39**	30	30	Food & beverage	**3.7**	3.2	16
Average room rate (US$)	**60**	69	(13)	Other	**0.5**	0.6	(17)
RevPAR (US$)	**24**	21	14	Total	**7.9**	7.2	10
				Average exchange rate/US$	*8,569*	*9,259*	

Mandarin Oriental, Macau 50% ownership

	2003	2002	% Change	Revenue (US$m)	**2003**	2002	% Change
Available rooms	**435**	435	–	Rooms	**11.8**	10.7	10
Average occupancy (%)	**59**	55	7	Food & beverage	**7.1**	6.9	3
Average room rate (US$)	**114**	111	3	Other	**6.2**	6.1	2
RevPAR (US$)	**67**	61	10	Total	**25.1**	23.7	6
				Average exchange rate/US$	*8.0*	*8.0*	

The Oriental, Singapore 50% ownership

	2003	2002	% Change	Revenue (US$m)	**2003**	2002	% Change
Available rooms	**527**	527	–	Rooms	**9.2**	12.0	(23)
Average occupancy (%)	**58**	71	(18)	Food & beverage	**8.1**	8.1	–
Average room rate (US$)	**83**	88	(6)	Other	**1.3**	1.2	8
RevPAR (US$)	**48**	62	(23)	Total	**18.6**	21.3	(13)
				Average exchange rate/US$	1.7	1.8	

The Oriental, Bangkok 44.9% ownership

	2003	2002	% Change	Revenue (US$m)	**2003**	2002	% Change
Available rooms	**393**	393	–	Rooms	**15.6**	17.7	(12)
Average occupancy (%)	**55**	64	(14)	Food & beverage	**16.1**	17.9	(10)
Average room rate (US$)	**194**	188	3	Other	**8.0**	8.7	(8)
RevPAR (US$)	**106**	120	(12)	Total	**39.7**	44.3	(10)
				Average exchange rate/US$	41.5	43.0	

Mandarin Oriental, Kuala Lumpur 25% ownership

	2003	2002	% Change	Revenue (US$m)	**2003**	2002	% Change
Available rooms	**632**	632	–	Rooms	**15.9**	16.2	(2)
Average occupancy (%)	**73**	81	(10)	Food & beverage	**12.6**	11.9	6
Average room rate (US$)	**94**	87	8	Other	**3.1**	3.5	(11)
RevPAR (US$)	**69**	70	(1)	Total	**31.6**	31.6	–
				Average exchange rate/US$	*3.8*	*3.8*	

EUROPE

Mandarin Oriental Hyde Park, London 100% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**200**	200	–	Rooms	**28.8**	25.2	14
Average occupancy (%)	**73**	74	(1)	Food & beverage	**14.5**	13.1	11
Average room rate (US$)	**537**	467	15	Other	**3.5**	3.6	(3)
RevPAR (US$)	**391**	346	13	Total	**46.8**	41.9	12
				Average exchange rate/US$	0.61	0.66	

Mandarin Oriental, Munich 100% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**73**	73	–	Rooms	**7.7**	6.1	26
Average occupancy (%)	**81**	78	4	Food & beverage	**2.8**	2.3	22
Average room rate (US$)	**355**	293	21	Other	**0.6**	0.5	20
RevPAR (US$)	**287**	229	25	Total	**11.1**	8.9	25
				Average exchange rate/US$	0.88	1.05	

Mandarin Oriental Hotel du Rhône, Geneva 46.3% ownership*

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**192**	192	–	Rooms	**17.7**	19.3	(8)
Average occupancy (%)	**58**	67	(13)	Food & beverage	**9.0**	8.8	2
Average room rate (US$)	**423**	401	5	Other	**1.7**	1.9	(11)
RevPAR (US$)	**246**	269	(9)	Total	**28.4**	30.0	(5)
				Average exchange rate/US$	1.3	1.6	

* Effective equity interest throughout 2003 and 2002

THE AMERICAS

The Mark, New York 98.7% ownership*

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**176**	177	(1)	Rooms	**14.8**	16.7	(11)
Average occupancy (%)	**63**	66	(5)	Food & beverage	**6.4**	6.4	–
Average room rate (US$)	**361**	386	(6)	Other	**4.0**	4.0	–
RevPAR (US$)	**229**	255	(10)	Total	**25.2**	27.1	(7)

* Effective equity interest throughout 2003 and 2002

Kahala Mandarin Oriental, Hawaii 40% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**364**	364	–	Rooms	**30.0**	27.5	9
Average occupancy (%)	**68**	63	8	Food & beverage	**17.7**	15.8	12
Average room rate (US$)	**330**	319	3	Other	**2.7**	2.5	8
RevPAR (US$)	**224**	201	11	Total	**50.4**	45.8	10

Mandarin Oriental, Miami 25% ownership

	2003	2002	% Change	Revenue (US$m)	2003	2002	% Change
Available rooms	**329**	329	–	Rooms	**19.4**	14.7	32
Average occupancy (%)	**57**	47	21	Food & beverage	**15.6**	13.2	18
Average room rate (US$)	**284**	259	10	Other	**5.7**	4.5	27
RevPAR (US$)	**162**	122	33	Total	**40.7**	32.4	26

INTERNATIONAL RECOGNITION

In 2003, Mandarin Oriental Hotel Group amassed more than 200 international awards of distinction from industry sources and readers of influential publications.

Such prestigious titles include *Zagat Travel Guide*; *Condé Nast Traveller, UK*; *Condé Nast Traveler, USA*; *Travel & Leisure USA*; *Institutional Investor* and *Far Eastern Economic Review*. Industry accolades include Five Diamond status by the American Automobile Association, which is only awarded to an exclusive list of properties in the Americas. In addition, the Group was awarded the World's Best Hotel Advertising Campaign at the Worldwide Hospitality Awards.

Mandarin Oriental continues to receive high acclaim globally within notable publications. The following highlights a selection of these reviews:

Mandarin Oriental Hotel Group

"Wonderful in every respect," the 18 "sophisticated" locations of this chain "cater to the social elite," offering "sumptuous rooms," "superior food" and, of course, "the highest service standards" from a staff that's both "cordial and not intrusive"; true, they're "expensive," but those "who know how to live" insist these hotels are "hands-down the best," eg, Mandarin Oriental in Hong Kong.
Zagat 2003

Mandarin Oriental, Hong Kong

"The silent service of the Orient, the impeccable food, the enfolding comfort of those famous well-laundered linen sheets, the Silver Shadow that whisks you from the airport – all make for what traditionalists still think of as the finest hotel on earth. All who know it, love the place. It is more, far more, than merely a hotel. It is quite simply home, a place that helps its guests, with discretion and ease, to forget that they are thousands of miles away from where they would rather be."
Simon Winchester, Condé Nast Traveller, UK, 2003

The Oriental, Bangkok

"It's as smooth and stately as a swan and a deserved legend. Its setting, on the Chao Phraya river, from which the hotel's launches take guests to and from the top-notch spa on the opposite bank and the city's major landing stages, is the best in town."
Vogue, UK, 2003

Mandarin Oriental Hyde Park, London

19th century architecture and 21st century design blend to make Mandarin Oriental one of the hippest grand hotels in London.
The Times 2003

Mandarin Oriental, Miami

"Perched on the edge of beautiful Biscayne Bay, Mandarin Oriental Miami is definitely the hottest place in the city to stay."
Harvey Nichols Magazine 2003

The Mark, New York

"The Mark doesn't scream luxury, it whispers it softly in your ear. This low key opulence, combined with its reputation for excellent and very discreet service, has made it a favourite with major Hollywood players."
The Observer Magazine 2003

ACCOUNTING POLICIES

The Directors continue to review the appropriateness of the accounting policies adopted by the Group having regard to developments in International Financial Reporting Standards ('IFRS'). In particular, two specific policies have been considered following completion of the International Accounting Standards Board's Improvements Project in December 2003 – the valuation of hotel properties held under leaseholds and the depreciation of hotel buildings.

Valuation of hotel properties held on leasehold

The Group's policy is to revalue all hotel properties regularly as it considers these properties to be long-term investments. Historically, all property investments, whether freehold or leasehold, have been revalued and carried at fair market value. However, following changes to IFRS which came into effect in 2001, it is no longer permitted to carry leasehold properties at fair market valuation. The Group continues to consider that the IFRS treatment does not reflect the economic substance of the underlying investments, particularly the Group's 999 year leases in respect of Mandarin Oriental and The Excelsior in Hong Kong. In addition, this treatment does not reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. In 2002, the Group presented comprehensive supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties, as well as the statutory IFRS financial statements.

Following the Improvements Project, IFRS now allow for the revaluation of investment properties held on leasehold; however, no changes were made to IFRS in respect of the valuation of hotel properties held on leasehold. Accordingly, the Group has presented in its IFRS financial statements leasehold land payments at cost less accumulated amortization over the period of the lease.

As there is a significant difference between the fair market value of the Group's two Hong Kong properties and their value as presented in the financial statements, the Group has also presented supplementary financial information which takes into account the fair market value of these leasehold interests.

The two key measurements affected by the recognition of the fair market value of these leasehold interests are gearing and net asset value per share. The necessary adjustment to shareholders' funds/net assets is set out below:

	2003 US$m	2002 US$m
Shareholders' funds/net assets	**600**	568
Add revaluation surplus relating to hotel properties held on leasehold	**375**	362
Adjusted shareholders' funds/net assets	**975**	930

Depreciation of hotel buildings

In accordance with the revised IAS 16 on Property, Plant & Equipment ('Revised IAS 16') released in December 2003 following the Improvements Project, the Group has adopted, with effect from 1st January 2003, a policy of depreciation for its hotel buildings.

It has been the Group's practice to maintain its buildings in a continual state of sound repair, such that their value is not diminished by the passage of time. Regular fair market valuations are done to confirm this. Therefore, in previous years, the Group considered that the useful economic lives of the hotel buildings were sufficiently long and their residual values, based on prices prevailing at the time of valuation, were sufficiently high that their depreciation was insignificant.

Revised IAS 16 sets out that depreciation of hotel buildings must be calculated based on the principles of consumption and separation of assets into components with substantially different useful economic lives. In compliance with Revised IAS 16, the Group has separated each hotel building into two components: building core (essentially the underlying hotel structure) and a new component, surface finishes and services ('SFS'). Under IFRS, the introduction of depreciation on the building core is considered as a change in accounting estimate with no corresponding prior period adjustment. The building core component is being depreciated prospectively over periods ranging from 21 to 150 years, resulting in an additional charge in 2003 of US$5 million (2002: n/a). Under IFRS, the introduction of depreciation on SFS is considered as a change in accounting policy with the accumulated depreciation arising on SFS in prior years being accounted for as a prior year adjustment which decreases shareholders' funds at 1st January 2002 and 2003 by US$35.0 million and US$37.8 million respectively. The SFS are being depreciated over their estimated useful lives which range from four years to 30 years, resulting in an additional charge in 2003 of US$5 million (2002: US$3 million).

Comparison with other hotel groups

The Group's new policy on depreciation currently differs from the treatment adopted by other hotel groups reporting under Hong Kong generally accepted accounting principles, who typically have not depreciated their hotel buildings. The Directors have therefore presented funds from operations ('FFO') figures to enable ready comparison with other hotel groups who do not charge depreciation on their hotel buildings. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests. FFO for the year ended 31st December 2003 was US$12 million (2002: US$19 million). A reconciliation of profit attributable to shareholders to FFO is as follows:

	2003 US$m	2002 US$m
Profit attributable to shareholders	**3.1**	15.7
Depreciation of hotel buildings	**10.3**	3.4
Less related deferred tax	**(0.8)**	(0.4)
Less related minority interests	**(0.4)**	(0.2)
	9.1	2.8
Funds from operations	**12.2**	18.5

RESULTS

Subsidiaries

	2003 US$m	2002 US$m
Profit before interest, tax, depreciation and amortization	**53.0**	57.2
Less depreciation and amortization	**(23.6)**	(19.5)
Operating profit	**29.4**	37.7

Profit before interest, tax, depreciation and amortization ('PBITDA') declined by 7% to US$53.0 million in 2003 from US$57.2 million in 2002 which included the US$5 million release of development provisions associated with the Washington D.C. hotel project.

In Hong Kong, results of both Mandarin Oriental and The Excelsior benefited from the US$16 million insurance settlement which compensated for the sharp decline in business due to SARS that began in late March. While average room rates showed resilience in a volatile market, they remain subdued compared with previous years. The results of the hotel in Manila were adversely affected by declining occupancy, while the Jakarta hotel's performance was relatively flat.

Results from the London hotel improved due to higher average room rates, while the Munich hotel benefited from higher occupancy. The contribution from both hotels was enhanced by the strengthening of the local currencies against the US dollar.

In New York, the financial performance at The Mark was adversely affected by weak market conditions combined with higher fixed costs, particularly rising property taxes. The 2003 results were also impacted by US$3 million of pre-opening expenses in respect of the Group's hotel under construction in Washington D.C., which will open in the spring of 2004.

The depreciation expense in 2003 is not directly comparable with the prior year as, in accordance with IFRS, the change in depreciation of building core has not been applied retrospectively.

Associates and Joint Ventures

The Group's share of results from associates and joint venture hotels was as follows:

	2003 US$m	2002 US$m
Profit before interest, tax, depreciation and amortization	**15.4**	21.1
Less depreciation and amortization	**(10.8)**	(7.6)
Operating profit	**4.6**	13.5
Less net financing charges	**(3.9)**	(4.0)
Less tax	**(1.5)**	(1.5)
Share of results of associates and joint ventures	**(0.8)**	8.0

The Group's share of PBITDA from associates declined by 27% to US$15.4 million in 2003 from US$21.1 million in 2002. Although the contributions from the hotels in Macau, Kuala Lumpur, Hawaii and Miami improved due to higher revenues, this was partially offset by reduced performances in Bangkok and Geneva as a result of lower occupancy levels, while the results from Singapore remained relatively subdued. In addition, the results include US$5 million of pre-opening expenses and initial operating losses incurred in respect of Mandarin Oriental, New York which opened in mid-November 2003 with limited rooms inventory. The hotel will be fully operational by the end of February 2004.

The Group holds a 25% equity interest in the Surabaya hotel, which was fully provided against in 1997 due to difficult operating conditions. While the Group continued to operate the hotel in 2003 and no further operational funding was required, final payment of US$5 million was made in 2003 in respect of the Group's share of the property loan, the cost of which was covered by the provision made in 1997.

The depreciation expense in 2003 is not directly comparable with the prior year as, in accordance with IFRS, the change in depreciation of building core has not been applied retrospectively.

Net financing charges

The Group's net financing charges decreased to US$24 million compared with US$25 million in 2002. Despite the increase in net debt which rose from US$425 million to US$526 million due to investment activities, the Group benefited from the effect of lower interest rates on its principal borrowings. Interest cover in 2003, which is calculated as operating profit before interest and tax (including associates) over net financing charges (including associates) was 1.2 times (2002: 1.8 times).

Tax

The effective tax rate for the year was 58% compared with 25% in 2002. The effective tax rate in 2003 was higher because the Group cannot offset taxable profits with net losses incurred in different jurisdictions. In addition, the Group has not recognized the full potential benefit of available tax credits relating to current and past taxable losses.

Cash Flow

The Group's consolidated cash flows are summarized as follows:

	2003 US$m	2002 US$m
Operating activities	**28**	34
Investment activities:		
• Capital expenditure on existing properties	**(9)**	(13)
• Other investments	**(70)**	(51)
• Tax increment financing	**4**	29
• Restructuring of interests with Macro	**(10)**	–
• Investments in and loans to associates & joint ventures	**(4)**	(48)
• Repayment of loans to associates & joint ventures	**7**	4
• Other	**(1)**	3
Financing activities:		
• Net drawdown of borrowings	**55**	24
• Capital contribution from minority	**–**	5
Net decrease in cash in the year	**–**	(13)

The cash flows from operating activities decreased as performance declined from 2002 levels.

PBITDA including the Group's share of PBITDA from associates and joint ventures, decreased by 13% to US$68 million in 2003. The Company uses PBITDA as an indicator of its ability to service debt and finance its future capital expenditure. Interest cover on this basis was 2.5 times in 2003 (2002: 2.7 times).

Capital expenditure on existing properties totalled US$9 million compared with US$13 million in 2002.

Other investments of US$70 million (2002: US$51 million) primarily consisted of construction costs for Mandarin Oriental, Washington D.C. The final proceeds of the Tax Increment Financing ('TIF') programme totalling US$4 million (2002: US$31 million) were received to partially offset construction costs. These proceeds are akin to a government grant and are treated as a reduction of the carrying cost of the project. In addition, the 2002 TIF proceeds included US$2 million which is a 15-year term loan.

Restructuring of interests with Macro

On 30th December 2003, the Group completed a restructuring of its interests with Macro Capital Limited ('Macro'). The transaction included the acquisition of a further 46.3% of the Geneva hotel bringing the Group's interest in the hotel up to 92.6%. As a consequence, the hotel has been accounted for as a subsidiary from this date. The Group paid US$26.1 million for the additional interest, including US$3.8 million of cash balances. On the same date, the Group disposed of its 12.6% interest in Turnberry Isle Resort & Club ('Turnberry') to Macro for a consideration of US$12.9 million, recovering its investment cost. The disposal of Turnberry was made in conjunction with the expiry of the Group's management contract at the hotel. The Group also acquired Macro's 1.3% minority interest in The Mark hotel in New York for US$0.3 million, giving the Group 100% ownership.

The net purchase consideration and net cash outflow on the restructuring of interests with Macro were as follows:

	US$m
Consideration for Geneva interest	26.1
Costs of acquisition	0.3
Less cash acquired	(3.8)
	22.6
Turnberry sale proceeds	(12.9)
Less costs of disposal	0.2
	(12.7)
Consideration for The Mark interest	**0.3**
Net cash outflow on restructuring of interests	**10.2**

In addition, the Group consolidated borrowings in respect of the Geneva hotel of US$27.3 million.

The restructuring of interests with Macro included negative goodwill of US$2.7 million arising on the acquisition of the additional interest in Geneva which is being credited to profit over 16 years to match the remaining estimated useful life of the goodwill arising on the acquisition of the initial 46.3% investment in Geneva, which was acquired as part of The Rafael Group in May 2000.

Investments in and loans to associates and joint ventures included US$3 million (2002: US$46 million) of funding for the construction costs of Mandarin Oriental, New York in which the Group has a 50% interest.

Repayment of loans to associates and joint ventures mainly represented US$6 million received from the Macau hotel in which the Group has a 50% interest. The 2002 amount included US$3 million received from the Geneva hotel.

Property Valuation

In accordance with the Group's accounting policy, independent valuations of the Group's hotel property interests are carried out at intervals not exceeding three years with the exception of hotels in the first three years of operations which have not yet stabilized. The last full independent valuation was carried out at 31st December 2001. In the intervening years, the Directors review the carrying values of the underlying properties in consultation with the Group's independent appraisers and adjustment is made where there has been a material change.

As a result of this review, the Directors have concluded that there are no significant movements in the valuations of the underlying properties. Consequently there are no revaluation adjustments to the 2003 financial statements or in the supplementary financial information in respect of leasehold hotels.

Adjusted net assets per share as at 31st December 2003 assuming that leasehold interests are carried at fair market value were US$1.14 (2002: US$1.09). On an IFRS basis, net assets per share were US$0.70 (2002: US$0.67).

Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objective is to manage exchange and interest rate risks and to provide a degree of certainty in respect of costs. The Group has fixed or capped interest rates on approximately 66% of its borrowings.

In respect of specific hotel financing, borrowings are normally taken in the local currency to hedge partially the investment and the projected income. At 31st December 2003, the Group's net assets adjusted for the market value of leaseholds were denominated in the following currencies:

	Net Assets
Hong Kong Dollar	42%
United States Dollar	19%
United Kingdom Sterling	13%
Other	26%
	100%

Investment of the Group's cash resources, which totalled US$66 million at 31st December 2003, is managed so as to minimize risk while seeking to enhance yield. The treasury function is not permitted to undertake speculative transactions unrelated to underlying financial exposures.

The Group, excluding associates, has committed banking facilities totalling US$699 million of which US$508 million were drawn at 31st December 2003. The facilities are due for repayment as follows:

	Facilities committed US$m	Facilities drawn US$m
Within one year	7	7
Between one and two years	12	9
Between two and three years	131	102
Between three and four years	33	23
Between four and five years	191	191
Beyond five years	325	176
	699	508

The average tenor of the Group's bank borrowings is just over five years (2002: four years).

At 31st December 2003, the Group is paying fixed rates on bank borrowings ranging from 3.6% to 5.8%. The weighted average floating rate on bank borrowings was 2.8% compared with 3.1% in 2002.

Net debt of US$526 million was 54% of adjusted shareholders' funds at the end of 2003 compared with 46% at 31st December 2002. Assuming conversion of the Group's convertible bonds into equity, gearing would be 43%.

Audit Committee

The audit committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle, James Watkins (to 31st December 2003) and Jonathan Gould (from 1st January 2004) in their capacity as non-executive directors of the Group's management company, Mandarin Oriental Hotel Group International Limited.

Executive directors and representatives of the internal and external auditors attend the committee meetings by invitation. The audit committee receives reports from the external auditors, reviews the interim and annual financial statements and receives regular reports from the internal audit function. The committee also reviews the operation and effectiveness of the Group's internal controls and procedures.

John R Witt

Finance Director

24th February 2004

DIRECTORS' PROFILES

Simon Keswick *Chairman*
Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm, Hongkong Land Holdings, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

Percy Weatherall *Managing Director*
Mr Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976. He is chairman of Jardine Matheson Limited, and managing director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic.

Edouard Ettedgui *Group Chief Executive*
Mr Ettedgui joined the Board in 1998 and is managing director of Mandarin Oriental Hotel Group International. He was formerly group finance director of Dairy Farm, prior to which he was business development director of British American Tobacco. He has extensive international experience in both financial and general management.

John R Witt *Finance Director*
Mr Witt was appointed as Finance Director in 2000, having first joined the Group in 1998. He is a Chartered Accountant and has an MBA from INSEAD. He has extensive international experience in financial planning, treasury control and business development in a variety of consumer industries.

Jonathan Gould
Mr Gould joined the Board in January 2004. He was previously a senior corporate partner of Allen & Overy, and was based in Hong Kong between 1988 and 1996. Mr Gould is also a director of Jardine Matheson Limited and Dairy Farm.

Julian Hui
Mr Hui joined the Board in 1994. He is an executive director of Owens Company and a director of Central Development.

Brian Keelan
Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land Holdings, Jardine Cycle & Carriage, Jardine Matheson, Jardine Strategic and MCL Land; and a commissioner of Astra International. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick
Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the group in 1961, and is also chairman of Jardine Strategic. He is a director of Dairy Farm and Hongkong Land Holdings. He is also vice chairman of the Hong Kong Association.

R C Kwok *JP*

Mr Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic.

C G R Leach

Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Dr Richard Lee

Dr Lee joined the Board in 1987. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is chairman of TAL Apparel. He is also a director of Jardine Matheson and Hongkong Land Holdings.

Robert Léon

Mr Léon joined the Board in 1994. He is a manager of Qualis and a director of European Cargo Services.

Sydney S W Leong *JP*

Mr Leong is a Solicitor of both the Supreme Courts of Hong Kong and England and Wales and joined the Board in 1989. He is chairman and a director of a number of companies, including chairman of Henry G Leong Estates Ltd.

Kenneth Lo *OBE*

Mr Lo is a Solicitor and Notary Public and joined the Board in 1989. He is also a director of Hongkong Land Holdings.

Lord Powell of Bayswater *KCMG*

Lord Powell joined the Board in 1992. He was previously Private Secretary and adviser on foreign affairs and defence to British Prime Ministers, Baroness Thatcher and Rt Hon John Major. He is a director of Caterpillar, LVMH Moët Hennessy Louis Vuitton, Matheson & Co, Sagitta Asset Management, British Mediterranean Airways, Textron Corporation, Schindler and Yell Group. He is also president of the China-Britain Business Council and former chairman of the Singapore-British Business Council.

James Watkins

Mr Watkins joined the Board in 1997. He was general counsel of the Jardine Matheson group from 1997 to 2003. Mr Watkins qualified as a solicitor in 1969 and was formerly a partner of the English law firm, Linklaters & Paines. He is also a director of Jardine Cycle & Carriage and MCL Land.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

~ for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	**218.1**	233.7
Cost of sales		**(147.5)**	(142.9)
Gross profit		**70.6**	90.8
Selling & distribution costs		**(16.2)**	(16.8)
Administration expenses		**(41.0)**	(36.3)
Other operating income	2	**16.0**	–
Operating profit	2	**29.4**	37.7
Net financing charges	3	**(23.8)**	(24.9)
Share of results of associates and joint ventures	4	**(0.8)**	8.0
Profit before tax		**4.8**	20.8
Tax	5	**(2.8)**	(5.3)
Profit after tax		**2.0**	15.5
Profit attributable to shareholders		**3.1**	15.7
Loss attributable to minority interests	23	**(1.1)**	(0.2)
		2.0	15.5
		US¢	US¢
Earnings per share	6		
– basic and diluted		**0.36**	1.84

CONSOLIDATED BALANCE SHEET

~ as at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net assets			
Goodwill	7	**18.0**	22.0
Tangible assets	8	**687.1**	512.3
Leasehold land payments	9	**193.4**	187.6
Associates and joint ventures	10	**240.2**	271.2
Other investments	11	**18.2**	26.3
Pension assets	12	**13.3**	14.0
Deferred tax assets	13	**6.4**	4.1
Non-current assets		**1,176.6**	1,037.5
Stocks		**2.1**	2.4
Debtors and prepayments	14	**44.9**	36.8
Cash at bank	25e	**66.1**	65.9
Current assets		**113.1**	105.1
Creditors and accruals	15	**(63.2)**	(53.0)
Borrowings	16	**(7.3)**	(8.0)
Current tax liabilities		**(6.8)**	(6.5)
Current liabilities		**(77.3)**	(67.5)
Net current assets		**35.8**	37.6
Long-term borrowings	16	**(584.9)**	(483.0)
Deferred tax liabilities	13	**(9.4)**	(8.4)
Pension liabilities	12	**(1.2)**	(0.8)
Other non-current liabilities	26	**(4.1)**	(5.4)
		612.8	577.5
Total equity			
Share capital	19	**42.6**	42.6
Share premium	20	**88.7**	88.7
Revenue and other reserves	22	**468.4**	436.6
Shareholders' funds		**599.7**	567.9
Minority interests	23	**13.1**	9.6
		612.8	577.5

Percy Weatherall
Edouard Ettedgui
Directors
24th February 2004

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

~ for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
– as previously reported		**616.6**	571.0
– effect of adopting IAS 16 (Revised) net of tax		**(39.1)**	(36.2)
– as restated		**577.5**	534.8
Attributable to minority interests		**(9.6)**	(4.5)
		567.9	530.3
Revaluation of properties			
– net revaluation surplus		**2.0**	–
Net exchange translation differences			
– amounts arising in year		**25.3**	23.2
Fair value gains on financial assets		**0.1**	0.5
Cash flow hedges			
– fair value gains/(losses)		**1.5**	(1.0)
Net gains recognized directly in equity		**28.9**	22.7
Profit after tax		**2.0**	15.5
Total recognized profit		**30.9**	38.2
Attributable to minority interests		**0.9**	(0.6)
		31.8	37.6
Dividends	24	**–**	–
At 31st December		**599.7**	567.9
Total equity		**612.8**	577.5
Attributable to minority interests		**(13.1)**	(9.6)
Shareholders' funds		**599.7**	567.9

CONSOLIDATED CASH FLOW STATEMENT

~ for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Operating activities			
Operating profit		**29.4**	37.7
Depreciation	8	**21.6**	17.7
Amortization of leasehold land payments	9	**0.4**	0.4
Amortization of goodwill	7	**1.3**	1.3
Non-cash items	25a	**1.0**	(5.0)
Decrease in working capital	25b	**1.6**	2.8
Provision for guarantee paid		**(4.6)**	–
Interest received		**0.7**	1.0
Interest and other financing charges paid		**(24.2)**	(24.5)
Tax paid		**(4.3)**	(3.1)
		22.9	28.3
Dividends from associates and joint ventures		**5.4**	5.2
Cash flows from operating activities		**28.3**	33.5
Investing activities			
Purchase of tangible assets		**(79.1)**	(62.5)
Tax increment financing	17	**3.6**	29.4
Purchase of a subsidiary	25c	**(22.6)**	–
Investments in and loans to associates and joint ventures	25d	**(3.7)**	(47.8)
Loan to other investments		**(1.4)**	–
Increase in other investments	11	**(0.8)**	(0.5)
Purchase of minority interests		**(0.3)**	(0.5)
Leasehold land premium payments	9	–	(0.3)
Proceeds on disposal of other investments		**12.7**	–
Repayment of loans to associates and joint ventures		**6.9**	4.0
Proceeds on disposal of tangible assets		–	2.1
Cash flows from investing activities		**(84.7)**	(76.1)
Financing activities			
Drawdown of borrowings		**78.5**	32.6
Repayment of borrowings		**(23.2)**	(8.7)
Dividends paid by the Company	24	–	–
Capital contribution from minority interests	23	**0.3**	5.0
Cash flows from financing activities		**55.6**	28.9
Effect of exchange rate changes		**1.0**	0.9
Net increase/(decrease) in cash and cash equivalents		**0.2**	(12.8)
Cash and cash equivalents at 1st January		**65.8**	78.6
Cash and cash equivalents at 31st December	25e	**66.0**	65.8

A Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations adopted by the International Accounting Standard Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1 (Revised 2003)	Presentation of Financial Statements
IAS 2 (Revised 2003)	Inventories
IAS 8 (Revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (Revised 2003)	Events After the Balance Sheet Date
IAS 16 (Revised 2003)	Property, Plant and Equipment
IAS 17 (Revised 2003)	Leases
IAS 21 (Revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (Revised 2003)	Related Party Disclosures
IAS 27 (Revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (Revised 2003)	Investments in Associates
IAS 31 (Revised 2003)	Interests in Joint Ventures
IAS 32 (Revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (Revised 2003)	Earnings Per Share
IAS 39 (Revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (Revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (Revised 2003), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's functional currency.

The Group's reportable segments are set out in note 1.

B Basis of consolidation

i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively. All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

ii) Associates are companies, not being subsidiaries or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation, thus it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortized over a maximum period of 20 years.

Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves.

Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

E Tangible assets and depreciation

Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed at intervals not exceeding three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years, the Directors review the carrying value of properties and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets.

Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write down the cost of each asset over its estimated useful life to its residual value. The residual value and their useful lives of tangible assets are reviewed at each balance sheet date. The principal rates in use are as follows:

Freehold land	–
Freehold and long leasehold buildings	21 years to 150 years
Properties on leases with less than 20 years	over unexpired period of the lease
Surface, finishes and services	4 years to 30 years
Leasehold improvements	10%
Plant and machinery	6.7% – 10%
Furniture and equipment	10 – 33 ⅓%

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair. In previous years the Group has not depreciated freehold and long leasehold properties on the basis that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant.

The Group has adopted early IAS 16 (Revised 2003) Property, Plant and Equipment. This revised standard now requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively.

The costs for surface finishes and services ('SFS'), which were previously included within the cost of buildings, have been identified as a separate component of tangible fixed assets as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made to reflect the new policy.

The effect of this change is tabulated below:

	2003 US$m	2002 US$m
Current year		
Increase in cost of sales	**3.8**	2.4
Decrease in share of associates and joint ventures	**1.3**	0.8
	5.1	3.2
Increase in deferred tax assets	**(0.3)**	(0.3)
Increase in minority interests	**(0.1)**	(0.1)
Decrease in profit	**4.7**	2.8
Accumulated effect on 1st January		
Decrease in tangible assets	**35.8**	33.4
Decrease in associates and joint ventures	**6.9**	6.1
Increase in deferred tax assets	**(3.6)**	(3.3)
Increase in minority interests	**(1.3)**	(1.2)
Decrease in shareholders' funds	**37.8**	35.0

The Directors have also reviewed the useful economic lives and residual values of the building core of each property, and the change is accounted for prospectively from 1st January 2003. The effect on the current year is to increase depreciation expense by US$5.1 million and to decrease the profit attributable to shareholders by US$4.4 million.

Given the requirement of IAS 16 (Revised 2003) to review the useful economic lives and residual values of property, plant and equipment annually, the Directors consider it impracticable to estimate the effect of the changes in the useful economic lives and residual values of building core and SFS in future periods.

The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred.

F Accounting for leases

Leases in respect of leasehold buildings, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased building or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance charge is charged to the profit and loss account over the lease period. Buildings, plant and equipment acquired through finance leasing contracts are depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortized over the period of the lease.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

G Investments

i) Other investments are categorized as available-for-sale, are included in non-current assets and are shown at fair value. Unrealized gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

ii) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

H Development costs

Costs directly attributable to development projects, including borrowing costs, are capitalized to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalized and fully provided against until a legal contract is entered into, when the provision is then reversed.

I Stocks

Stocks, which comprise beverages and consumables, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

J Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included within borrowings in current liabilities.

K Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

L Borrowings and borrowing costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and is recognized and presented in revenue and other reserves.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

M Government grants

Grants from governments are recognized at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the development of hotel property are deducted in arriving at the carrying amount of the hotel property.

N Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

O Employee benefits

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by the Company under the employee share option schemes.

P Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Q Revenue

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognized when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents elimination of management fees charged to the subsidiary hotels.

R Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives either as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecast transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognized in the consolidated profit and loss account when the committed or forecast transaction occurs. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

S Earnings per share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the shares held by the Trustee under the Senior Executive Share Incentive Schemes. Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

T Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

1 Revenue

	2003 US$m	2002 US$m
Analysis by geographical area		
– Hong Kong and Macau	**101.5**	122.4
– Southeast Asia	**26.3**	26.8
– Europe	**59.3**	52.4
– The Americas	**31.0**	32.1
	218.1	233.7
Analysis by activity		
– Hotel ownership	**205.6**	222.0
– Hotel management	**23.5**	23.9
– Less: Intra-Group revenue	**(11.0)**	(12.2)
	218.1	233.7

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and The Americas.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 Operating profit

Analysis by geographical area		
– Hong Kong and Macau	**21.0**	22.3
– Southeast Asia	**(0.2)**	2.6
– Europe	**9.4**	9.2
– The Americas	**(0.8)**	3.6
	29.4	37.7
Analysis by activity		
– Hotel ownership	**30.0**	36.9
– Hotel management	**(0.6)**	0.8
	29.4	37.7

2 Operating profit *continued*

	2003 US$m	2002 US$m
The following items have been (credited)/charged in arriving at operating profit:		
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**(16.0)**	–
Rental income	**(8.0)**	(8.2)
Loss on disposal of fixed assets	**0.2**	0.1
Amortization of goodwill (refer note 7)	**1.3**	1.3
Depreciation of tangible assets (refer note 8)		
– Owned assets	**20.8**	17.7
– Leased assets	**0.8**	–
Amortization of leasehold land payments (refer note 9)	**0.4**	0.4
Directors' emoluments	**3.2**	2.3
Operating lease payments	**2.3**	2.3
Development costs	**0.5**	1.2
Release of provision for development costs in respect of Mandarin Oriental, Washington D.C.	**–**	(4.9)
Repairs and maintenance	**10.9**	9.2
Staff costs		
– Salaries and benefits in kind	**83.5**	83.4
– Defined benefit pension costs (refer note 12)	**3.5**	2.0
– Defined contribution pension costs	**0.6**	0.7
	87.6	86.1

Average number of persons employed by the Company and its subsidiaries during the year:

	2003 Number	2002 Number
Full time	**3,138**	3,049
Part time	**72**	178
	3,210	3,227

3 Net financing charges

	2003 US$m	2002 US$m
Company and subsidiaries		
Interest income	**0.6**	1.1
Interest expense		
– Bank loans	**(15.7)**	(17.1)
– Convertible bonds (refer note 16a)	**(6.5)**	(6.4)
– Finance leases	**(1.6)**	(1.6)
Fair value losses on non-qualifying hedges	**–**	(0.3)
Commitment and other fees	**(0.6)**	(0.6)
	(23.8)	(24.9)

4 Share of results of associates and joint ventures

	Operating profit/(loss) US$m	Net finance charges US$m	Tax US$m	Net profit/(loss) US$m
2003				
Analysis by geographical area				
– Hong Kong and Macau	2.2	(0.1)	0.1	**2.2**
– Southeast Asia	6.8	(2.1)	(1.3)	**3.4**
– Europe	1.1	(0.3)	(0.3)	**0.5**
– The Americas	(5.5)	(1.4)	–	**(6.9)**
	4.6	**(3.9)**	**(1.5)**	**(0.8)**
Analysis by activity				
– Hotel ownership	3.6	(3.9)	(1.2)	**(1.5)**
– Other	1.0	–	(0.3)	**0.7**
	4.6	**(3.9)**	**(1.5)**	**(0.8)**
2002				
Analysis by geographical area				
– Hong Kong and Macau	2.3	(0.1)	0.1	2.3
– Southeast Asia	8.3	(2.3)	(1.5)	4.5
– Europe	2.2	(0.3)	(0.1)	1.8
– The Americas	0.7	(1.3)	–	(0.6)
	13.5	(4.0)	(1.5)	8.0
Analysis by activity				
– Hotel ownership	12.6	(4.0)	(1.2)	7.4
– Other	0.9	–	(0.3)	0.6
	13.5	(4.0)	(1.5)	8.0

Share of operating profit/(loss) of associates and joint ventures is stated after charging depreciation and amortization of US$10.8 million (2002: US$7.6 million).

5 Tax

	2003 US$m	2002 US$m
Company and subsidiaries		
– Current tax	**4.4**	5.7
– Deferred tax	**(1.6)**	(0.4)
	2.8	5.3
Analysis by geographical area		
– Hong Kong and Macau	**2.9**	4.2
– Southeast Asia	**0.8**	1.3
– Europe	**(1.1)**	(0.3)
– The Americas	**0.2**	0.1
	2.8	5.3
Analysis by activity		
– Hotel ownership	**2.3**	2.6
– Hotel management	**0.5**	2.7
	2.8	5.3
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**(4.2)**	2.6
Expenses not deductible for tax purposes	**0.1**	(1.9)
Tax losses not recognized	**5.0**	3.5
Temporary differences not recognized	**3.8**	–
Utilization of previously unrecognized tax losses	**(1.6)**	(0.1)
Recognition of previously unrecognized deferred tax assets	**(1.0)**	(0.8)
Withholding tax	**1.2**	1.4
(Over)/Under provision for prior years	**(1.0)**	0.6
Change in tax rates	**0.5**	–
	2.8	5.3

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6 Earnings per share

Basic earnings per share are calculated on the profit attributable to shareholders of US$3.1 million (2002: US$15.7 million) and on the weighted average number of 851.5 million (2002: 851.5 million) shares in issue during the year. The weighted average number excludes shares held by the Trustee of the Senior Executive Share Incentive Schemes (refer note 21).

Diluted earnings per share are calculated on the weighted average number of 851.5 million (2002: 851.5 million) shares in issue during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	–	–
Weighted average number of shares for diluted earnings per share	**851.5**	851.5

7 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2003			
Net book value at 1st January	22.0	–	22.0
Acquisition of subsidiary (refer note 25c)	–	(2.7)	(2.7)
Amortization (refer note 2)	(1.3)	–	(1.3)
Net book value at 31st December	**20.7**	**(2.7)**	**18.0**
At 31st December			
Cost	**25.2**	**(2.7)**	**22.5**
Accumulated amortization	**(4.5)**	–	**(4.5)**
Net book value	**20.7**	**(2.7)**	**18.0**
2002			
Net book value at 1st January	23.3	–	23.3
Amortization (refer note 2)	(1.3)	–	(1.3)
Net book value at 31st December	22.0	–	22.0
At 31st December			
Cost	25.2	–	25.2
Accumulated amortization	(3.2)	–	(3.2)
Net book value	22.0	–	22.0

Amortization of goodwill has been included in administration expenses.

8 Tangible assets

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2003					
Net book value at 1st January					
– as previously reported	257.7	235.6	19.8	35.0	548.1
– change in accounting policy	(1.1)	(34.7)	–	–	(35.8)
– as restated	256.6	200.9	19.8	35.0	512.3
Translation differences	27.8	1.9	0.9	1.3	31.9
Acquisition of subsidiary (refer note 25c)	–	78.9	4.1	2.7	85.7
Additions	59.7	2.2	0.9	16.2	79.0
Disposals	–	–	–	(0.2)	(0.2)
Depreciation charge (refer note 2)	(1.4)	(7.4)	(3.0)	(9.8)	(21.6)
Net book value at 31st December	**342.7**	**276.5**	**22.7**	**45.2**	**687.1**
Cost or valuation	**345.2**	**390.1**	**65.8**	**151.0**	**952.1**
Accumulated depreciation	**(2.5)**	**(113.6)**	**(43.1)**	**(105.8)**	**(265.0)**
	342.7	**276.5**	**22.7**	**45.2**	**687.1**
2002					
Net book value at 1st January					
– as previously reported	202.1	234.0	19.7	35.9	491.7
– change in accounting policy	(0.8)	(32.6)	–	–	(33.4)
– as restated	201.3	201.4	19.7	35.9	458.3
Translation differences	23.4	2.3	0.9	1.3	27.9
Additions	32.2	4.2	2.1	7.4	45.9
Disposals	–	(1.9)	–	(0.2)	(2.1)
Depreciation charge (refer note 2)	(0.3)	(5.1)	(2.9)	(9.4)	(17.7)
Net book value at 31st December	256.6	200.9	19.8	35.0	512.3
Cost or valuation	257.7	306.2	44.9	119.1	727.9
Accumulated depreciation	(1.1)	(105.3)	(25.1)	(84.1)	(215.6)
	256.6	200.9	19.8	35.0	512.3

Freehold land & buildings include a property under development of US$102.8 million (2002: US$32.2 million), which is stated net of tax incremental financing of US$33.0 million (2002: US$29.4 million) (refer note 17). Interest capitalized on property under development during the year was US$1.9 million (2002: US$0.1 million).

8 Tangible assets *continued*

	2003 US$m	2002 US$m
Leasehold land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	69.2
Accumulated depreciation	**(0.8)**	–
Net book value	**68.4**	69.2
Analysis of additions by geographical area		
– Hong Kong and Macau	**3.0**	9.5
– Southeast Asia	**1.5**	1.3
– Europe	**2.7**	1.5
– The Americas	**71.8**	33.6
	79.0	45.9
Analysis of additions by activity		
– Hotel ownership	**78.2**	45.2
– Hotel management	**0.8**	0.7
	79.0	45.9
Analysis of depreciation by geographical area		
– Hong Kong and Macau	**10.2**	10.2
– Southeast Asia	**3.1**	2.0
– Europe	**6.2**	4.4
– The Americas	**2.1**	1.1
	21.6	17.7
Analysis of depreciation by activity		
– Hotel ownership	**20.5**	16.7
– Hotel management	**1.1**	1.0
	21.6	17.7

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all properties at 31st December 2002 and 2003 in consultation with the Group's independent valuers. As a result, the Directors are of the opinion that there has been no material change to those values (2002: Nil).

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$591.2 million (2002: US$435.0 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 16.

9 Leasehold land payments

	2003 US$m	2002 US$m
At 1st January	**187.6**	187.7
Acquisition of subsidiary (refer note 25c)	**6.2**	–
Additions	**–**	0.3
Amortization (refer note 2)	**(0.4)**	(0.4)
At 31st December	**193.4**	187.6

The above represent the upfront payments to acquire long-term interests in property owned by the principal subsidiaries listed on pages 68 and 69.

10 Associates and joint ventures

	2003 US$m	2002 US$m
Listed investment in The Oriental Hotel (Thailand) PCL	**54.2**	49.9
Unlisted investments in other associates	**98.6**	124.5
Group share of attributable net assets of associates	**152.8**	174.4
Joint ventures	**57.4**	66.8
	210.2	241.2
Amounts due from joint venture	**30.0**	30.0
	240.2	271.2
Market value of listed investment in The Oriental Hotel (Thailand) PCL	**54.7**	48.9

Mandarin Oriental Hotel du Rhône, Geneva became a subsidiary during 2003. Accordingly, the Group's share of attributable net assets at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all operating properties owned by associates and joint ventures at 31st December 2002 and 2003 in consultation with the Group's independent valuers. The Directors are of the opinion that there has been no material change to those values (2002: Nil).

Interest capitalized on property under development during the year was US$3.1 million (2002: US$1.1 million).

The amount due from joint venture is a mezzanine loan of US$30.0 million (2002: US$30.0 million) to Mandarin Oriental, New York. Following opening of the hotel, the loan bears interest at 13.5% per annum.

10 Associates and joint ventures *continued*

With respect to the Group's 40% interest in the partnership that owns and operates Kahala Mandarin Oriental, Hawaii, the Group has the option of requiring the other partners to purchase the Group's interest in 2005 (the 'Put Option'). The Group can exercise the Put Option using the higher of an 'Eight Percent Method' or 'Market Value Method' as defined in the underlying Partnership Agreement. The Put Option is exercisable at any time from 1st January 2005 to 1st March 2005. The Eight Percent Method is the Group's contributions plus an 8% return on capital of US$40 million and the Market Value Method uses the fair market value of the Group's interests as agreed between the parties or failing agreement as determined by arbitrators.

	2003 US$m	2002 US$m
The Group's share of assets and liabilities and results of associates and joint ventures is summarized below:		
Non-current assets	**401.4**	378.7
Current assets	**29.8**	18.0
Current liabilities	**(34.0)**	(19.6)
Non-current liabilities	**(187.0)**	(135.9)
	210.2	241.2
Revenue	**96.4**	93.9
Profit before tax	**0.7**	9.5
(Loss)/Profit after tax	**(0.8)**	8.0
Net (loss)/profit	**(0.8)**	8.0
Capital commitments	**1.0**	54.4
Contingent liabilities	**–**	–

11 Other investments

	2003 US$m	2002 US$m
12.6% interest in Turnberry Isle Resort & Club	–	11.3
Bonds – 4.17% due 24th September 2008	**13.2**	10.9
Others	**5.0**	4.1
	18.2	26.3
Movements for the year		
At 1st January	**26.3**	23.5
Translation differences	**2.3**	1.8
Additions	**0.8**	0.5
Disposals	**(11.3)**	–
Changes in fair value	**0.1**	0.5
At 31st December	**18.2**	26.3

12 Pension plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	**52.8**	42.6
Present value of funded obligations	**(34.9)**	(38.3)
Unrecognized actuarial (gains)/losses	**(5.4)**	9.2
Unrecognized past service cost	**(0.4)**	(0.3)
Net pension assets	**12.1**	13.2
Analysis of net pension assets		
Pension assets	**13.3**	14.0
Pension liabilities	**(1.2)**	(0.8)
	12.1	13.2
Movements for the year		
At 1st January	**13.2**	13.0
Translation difference	**(0.1)**	–
Expense recognized in the consolidated profit and loss account (refer to note 2)	**(3.5)**	(2.0)
Contributions paid	**2.5**	2.2
At 31st December	**12.1**	13.2

12 Pension plans *continued*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	**5.9**	6.3
Expected return on plan assets	**6.1**	7.1
Future salary increases	**5.2**	6.2

The expense recognized in the consolidated profit and loss account is as follows:

	2003 US$m	2002 US$m
Current service cost	**3.7**	3.1
Interest cost	**2.2**	2.4
Expected return on plan assets	**(3.0)**	(3.5)
Net actuarial losses recognized	**0.6**	–
	3.5	2.0

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

Actual gains/(losses) on plan assets	**7.1**	(4.3)

13 Deferred tax

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2003						
At 1st January						
– as previously reported	3.3	6.0	1.0	1.4	(3.7)	8.0
– change in accounting policy	(3.6)	–	–	–	–	(3.6)
– as restated	(0.3)	6.0	1.0	1.4	(3.7)	4.4
Translation differences	(0.1)	0.3	–	–	–	0.2
Charged/(credited) to consolidated profit and loss account	(1.3)	–	–	0.7	(1.0)	(1.6)
At 31st December	**(1.7)**	**6.3**	**1.0**	**2.1**	**(4.7)**	**3.0**
2002						
At 1st January						
– as previously reported	2.6	5.3	1.0	1.3	(2.9)	7.3
– change in accounting policy	(3.3)	–	–	–	–	(3.3)
– as restated	(0.7)	5.3	1.0	1.3	(2.9)	4.0
Translation differences	–	0.7	–	–	–	0.7
Charged/(credited) to consolidated profit and loss account	0.3	–	–	0.1	(0.8)	(0.4)
At 31st December	(0.4)	6.0	1.0	1.4	(3.7)	4.3

	2003 US$m	2002 US$m
Deferred tax assets	**(6.4)**	(4.1)
Deferred tax liabilities	**9.4**	8.4
	3.0	4.3

13 Deferred tax *continued*

Deferred tax assets of US$25.5 million (2002: US$23.7 million) have not been recognized in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilized.

Expiry dates for deferred tax assets not recognized in relation to tax losses:

	2003 US$m	2002 US$m
– Within one year	**0.6**	0.2
– Between two and five years	**1.8**	2.2
– Over five years	**9.0**	8.4
– With no expiry dates	**14.1**	12.9
	25.5	23.7

Deferred tax assets of US$5.3 million (2002: Nil) have not been recognized in relation to temporary differences in subsidiaries as it is uncertain when these temporary differences will be utilized.

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies. Such unremitted earnings totalled US$4.7 million as at 31st December 2003 (2002: US$7.6 million).

14 Debtors and prepayments

Trade debtors	**15.0**	13.3
Provision for doubtful debts	**(0.8)**	(0.9)
Trade debtors – net	**14.2**	12.4
Other debtors	**15.6**	13.7
Prepayments	**7.4**	6.4
Amounts due from associates and joint ventures	**6.6**	3.4
Rental and other deposits	**1.1**	0.9
	44.9	36.8

15 Creditors and accruals

Trade creditors	**18.3**	14.6
Accruals	**39.4**	33.9
Deposits accepted	**4.4**	3.8
Other creditors	**1.1**	0.7
	63.2	53.0

16 Borrowings

	2003 Carrying amount US$m	2003 Fair value US$m	2002 Carrying amount US$m	2002 Fair value US$m
Current				
– Bank overdrafts	**0.1**	**0.1**	0.1	0.1
Current portion of long-term borrowings				
– Bank loans	**7.0**	**8.0**	7.9	8.8
– Other borrowings	**0.2**	**0.2**	–	–
	7.3	**8.3**	8.0	8.9
Long-term borrowings				
– Bank loans	**493.0**	**494.0**	400.7	401.6
– Convertible bonds (refer note 16a)	**74.1**	**79.4**	72.7	82.1
– Finance lease (refer note 16b)	**8.0**	**8.0**	7.9	7.9
– Other borrowings	**8.1**	**8.1**	–	–
– Tax increment financing (refer note 17)	**1.7**	**1.7**	1.7	1.7
	584.9	**591.2**	483.0	493.3
	592.2	**599.5**	491.0	502.2

	2003 US$m	2002 US$m
Secured	**467.8**	371.0
Unsecured	**124.4**	120.0
	592.2	491.0
Due dates of repayment		
Within one year	**7.3**	8.0
Between one and two years	**83.3**	9.5
Between two and three years	**101.6**	85.7
Between three and four years	**23.0**	190.2
Between four and five years	**190.8**	0.8
Beyond five years	**186.2**	196.8
	592.2	491.0

16 Borrowings *continued*

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Euro	5.8	4.7	16.3	–	**16.3**
Hong Kong Dollar	2.3	4.8	96.6	145.2	**241.8**
Swiss Franc	3.2	8.0	15.4	25.2	**40.6**
United Kingdom Sterling	5.2	2.3	30.7	86.8	**117.5**
United States Dollar	6.4	13.5	75.8	100.2	**176.0**
			234.8	**357.4**	**592.2**
2002					
Euro	5.8	5.7	14.2	–	14.2
Hong Kong Dollar	3.8	0.7	64.1	172.6	236.7
Swiss Franc	4.2	5.8	11.9	–	11.9
United Kingdom Sterling	5.6	3.3	27.6	83.0	110.6
United States Dollar	7.2	14.6	74.5	43.1	117.6
			192.3	298.7	491.0

Borrowings of US$467.8 million (2002: US$371.0 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2003 was US$780.8 million (2002: US$565.1 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 26).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves. In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

16 Borrowings *continued*

a) Convertible bonds *continued*

The convertible bonds are recognized in the consolidated balance sheet as follows:

	2003 US$m	2002 US$m
At 1st January	**72.7**	71.4
Interest expense (refer note 3)	**6.5**	6.4
Interest paid	**(5.1)**	(5.1)
Liability component at 31st December	**74.1**	72.7

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

b) Finance lease

Minimum lease payments		
– Within one year	**1.4**	1.4
– Between two and five years	**6.6**	6.1
– Beyond five years	**316.0**	319.4
	324.0	326.9
Less: Future finance charges on finance lease	**(316.0)**	(319.0)
Present value of finance lease liabilities	**8.0**	7.9
The present value of finance lease liabilities may be analysed as follows:		
– Within one year	**0.1**	–
– Between two and five years	**0.3**	0.3
– Beyond five years	**7.6**	7.6
	8.0	7.9

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

17 Tax increment financing

	2003 US$m	2002 US$m
At 1st January	**31.1**	–
Drawn in the year	**3.6**	31.1
At 31st December	**34.7**	31.1
Netted off against the net book value in respect of a property under development (refer note 8)	**33.0**	29.4
Loan (refer note 16)	**1.7**	1.7
	34.7	31.1

In relation to the Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia ('District'), by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of the net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400 room luxury hotel.

The District agreed to contribute to the subsidiary US$33.0 million through the issuance of TIF Bonds in addition to US$1.7 million issued in the form of a loan, bearing simple interest at an annual rate of 6.0%. The US$1.7 million loan plus all accrued interest will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$33.0 million (2002: US$29.4 million) has been treated as a government grant and netted off against the net book value in respect of the property under development (refer note 8). The loan of US$1.7 million (2002: US$1.7 million) is included in long-term borrowings (refer note 16).

18 Segment information

Analysis by geographical area

	Segment assets US$m	Associates and joint ventures US$m	Segment liabilities US$m
2003			
Hong Kong and Macau	**338.7**	**12.3**	**(24.5)**
Southeast Asia	**35.1**	**105.4**	**(5.8)**
Europe	**370.5**	**–**	**(15.7)**
The Americas	**214.5**	**122.5**	**(22.5)**
Segment assets/(liabilities)	**958.8**	**240.2**	**(68.5)**
Unallocated assets/(liabilities)	**90.7**	**–**	**(608.4)**
	1,049.5	**240.2**	**(676.9)**
2002			
Hong Kong and Macau	345.0	17.4	(25.0)
Southeast Asia	36.2	99.5	(4.6)
Europe	252.1	25.7	(10.3)
The Americas	141.8	128.6	(19.3)
Segment assets/(liabilities)	775.1	271.2	(59.2)
Unallocated assets/(liabilities)	96.3	–	(505.9)
	871.4	271.2	(565.1)

Associates and joint ventures include the Group's share of attributable net assets. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity
Substantially all of the net assets of the Group are employed in hotel ownership.

19 Share capital

	Ordinary shares in millions			
	2003	2002	**2003 US$m**	2002 US$m
Authorized				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**884.1**	882.1	**44.2**	44.1
Repurchase of shares under share incentive schemes	**(8.5)**	–	**(0.4)**	–
Issued under share incentive schemes	**1.3**	2.0	**0.1**	0.1
At 31st December	**876.9**	884.1	**43.9**	44.2
Outstanding under share incentive schemes	**(25.4)**	(32.6)	**(1.3)**	(1.6)
At 31st December	**851.5**	851.5	**42.6**	42.6

20 Share premium

	2003 US$m	2002 US$m
At 1st January	**110.0**	109.2
Repurchase of shares under share incentive schemes	**(6.8)**	–
Issued under share incentive schemes	**0.5**	0.8
At 31st December	**103.7**	110.0
Outstanding under share incentive schemes	**(15.0)**	(21.3)
At 31st December	**88.7**	88.7

21 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 19), and the premium attached to them is netted off the share premium account (refer note 20).

Movements for the year

	Ordinary shares in millions			
	2003	2002	**2003 US$m**	2002 US$m
At 1st January	**32.6**	30.6	**22.9**	22.0
Granted	**1.3**	2.0	**0.6**	0.9
Repurchase of shares	**(8.5)**	–	**(7.2)**	–
At 31st December	**25.4**	32.6	**16.3**	22.9

Outstanding at 31st December

		Ordinary shares in millions	
Expiry date	Exercise price US$	**2003**	2002
2003	1.1	–	0.3
2004	1.3 – 1.4	0.5	0.5
2005	1.2	0.8	0.8
2006	1.4	1.0	1.0
2007	1.2	0.3	0.3
2008	0.5 – 0.8	6.5	6.6
2009	0.6 – 0.8	3.9	4.1
2010	0.5 – 0.7	6.8	7.8
2011	0.6	2.2	2.2
2012	0.4 – 0.5	2.1	2.1
2013	0.3 – 0.4	1.3	–
Unallocated		–	6.9
		25.4	32.6

22 Revenue and other reserves

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003					
At 1st January 2003					
– as previously reported	216.5	376.5	(5.6)	(113.0)	474.4
– change in accounting policy	(37.8)	–	–	–	(37.8)
– as restated	178.7	376.5	(5.6)	(113.0)	436.6
Revaluation	–	2.0	–	–	2.0
Net exchange translation differences					
– amounts arising in year	–	–	–	25.1	25.1
Fair value gains on financial assets	0.1	–	–	–	0.1
Cash flow hedges – fair value gains	–	–	1.5	–	1.5
Profit attributable to shareholders	3.1	–	–	–	3.1
At 31st December 2003	**181.9**	**378.5**	**(4.1)**	**(87.9)**	**468.4**
Of which:					
– Company	**50.6**	**4.6**	**–**	**–**	**55.2**
– Associates and joint ventures	**(23.4)**	**85.7**	**(0.8)**	**(75.8)**	**(14.3)**
2002					
At 1st January 2002					
– as previously reported	197.5	376.5	(4.6)	(135.4)	434.0
– change in accounting policy	(35.0)	–	–	–	(35.0)
– as restated	162.5	376.5	(4.6)	(135.4)	399.0
Net exchange translation differences					
– amounts arising in year	–	–	–	22.4	22.4
Fair value gains on financial assets	0.5	–	–	–	0.5
Cash flow hedges – fair value losses	–	–	(1.0)	–	(1.0)
Profit attributable to shareholders	15.7	–	–	–	15.7
At 31st December 2002	178.7	376.5	(5.6)	(113.0)	436.6
Of which:					
– Company	62.4	4.6	–	–	67.0
– Associates and joint ventures	(14.8)	96.1	(0.6)	(76.8)	3.9

Revenue reserves include US$1.2 million of fair value gains in respect of financial assets (2002: gains of US$1.1 million).

Capital reserves include property revaluation reserves of US$120.0 million net of attributable deferred tax of US$22.6 million (2002: US$118.0 million net of attributable deferred tax of US$22.6 million).

23 Minority interests

	2003 US$m	2002 US$m
At 1st January		
– as previously reported	**10.9**	5.7
– change in accounting policy	**(1.3)**	(1.2)
– as restated	**9.6**	4.5
Net exchange translation differences	**0.3**	0.8
Acquisition of subsidiary (refer note 25c)	**4.7**	–
Capital contribution	**0.3**	5.0
Change in holding	**(0.7)**	(0.5)
Attributable losses less dividends	**(1.1)**	(0.2)
At 31st December	**13.1**	9.6

24 Dividends

No interim dividend has been paid and no final dividend is proposed in respect of 2003. There were no dividends paid in respect of 2002.

25 Notes to consolidated cash flow statement

a) Non-cash items

Release of development costs provision	**–**	(4.9)
Pension expenses	**1.0**	(0.3)
Other	**–**	0.2
	1.0	(5.0)

b) Decrease in working capital

Decrease in stocks	**0.6**	0.6
Increase in debtors and prepayments	**(5.8)**	(2.1)
Increase in creditors and accruals	**6.8**	4.3
	1.6	2.8

25 Notes to consolidated cash flow statement *continued*

c) Purchase of a subsidiary

	2003 US$m
Tangible assets (refer note 8)	**85.7**
Leasehold land premium (refer note 9)	**6.2**
Borrowings	**(27.3)**
Other assets less liabilities	**0.4**
Minority interests (refer note 23)	**(4.7)**
Fair value of net assets	**60.3**
Negative goodwill (refer note 7)	**(2.7)**
Transfer from associates	**(31.2)**
Total consideration	**26.4**
Cash and cash equivalents of subsidiary acquired	**(3.8)**
Net cash outflow	**22.6**

Total consideration of US$26.4 million in 2003 relates to the acquisition of an additional 46.3% interest in the Geneva hotel which became a subsidiary in December 2003.

d) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, New York; Mandarin Oriental, Miami and Mandarin Oriental, Kuala Lumpur.

e) Analysis of cash and cash equivalents

	2003 US$m	2002 US$m
Cash at bank	**66.1**	65.9
Bank overdrafts	**(0.1)**	(0.1)
	66.0	65.8

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.5% (2002: 1.8%).

26 Financial instruments

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps. 66% of Group borrowings (2002: 58%) are either fixed rate or hedged by qualifying interest rate swaps and caps.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

26 Financial instruments *continued*

The fair values of derivative financial instruments at 31st December are as follows:

	2003 Negative fair value US$m	2002 Negative fair value US$m
Interest rate swaps and caps – designated as cash flow hedges		
At 1st January	**5.4**	4.6
Translation difference	**0.4**	0.1
Changes in fair value in the year	**(1.7)**	0.7
At 31st December	**4.1**	5.4

The notional principal amounts of the outstanding derivative financial instruments at 31st December 2003 were US$334.0 million (2002: US$292.3 million).

The due dates of outstanding derivative financial instruments at 31st December were as follows:

	2003 US$m	2002 US$m
– Within one year	**–**	64.1
– Between two and five years	**210.8**	172.4
– Over five years	**123.2**	55.8
	334.0	292.3

At 31st December 2003, the fixed interest rates relating to interest rate swaps and caps ranged from 3.6% to 6.0% (2002: 4.2% to 7.3%).

27 Contingent liabilities

Guarantees in respect of facilities made available to associates and joint ventures	**69.0**	79.4

28 Commitments

Capital commitments:		
Authorized not contracted	**43.8**	108.2
Contracted not provided	**1.6**	1.7
	45.4	109.9
Operating lease commitments:		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
– Within one year	**2.6**	2.5
– Between two and five years	**10.9**	10.7
– Over five years	**455.8**	458.0
	469.3	471.2

29 Related party transactions

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the Group is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$0.02 million (2002: US$0.10 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2003, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms.

Details of Directors' emoluments (being the key management personnel compensation) are shown on page 74 under the heading of 'Directors' appointments, emoluments and service contracts'.

30 Summarized balance sheet of the company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda Law:

	2003 **US$m**	2002 US$m
Subsidiaries at cost	**278.6**	295.8
Net current liabilities	**(1.7)**	(1.9)
Long-term borrowings	**(74.1)**	(72.7)
Net operating assets	**202.8**	221.2
Share capital (refer note 19)	**43.9**	44.2
Share premium (refer note 20)	**103.7**	110.0
Revenue reserves (refer note 22)	**50.6**	62.4
Other reserves (refer note 22)	**4.6**	4.6
Shareholders' funds	**202.8**	221.2

PRINCIPAL SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND MANAGED HOTELS

~ as at 31st December 2003

Principal country	Company name	Main activities
Subsidiaries		
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management
Hong Kong	Mandarin Oriental Hotel Group Limited	Management
Hong Kong	Mandarin Oriental, Hong Kong Limited Excelsior Hotel (BVI) Limited	Owner: Mandarin Oriental, Hong Kong Owner: The Excelsior, Hong Kong
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner: Mandarin Oriental Hyde Park, London
Germany	Dinavest International Holdings B.V.	Owner: Mandarin Oriental, Munich
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York
Philippines	Manila Mandarin Hotel Incorporated	Owner: Mandarin Oriental, Manila
Switzerland	Sociètè Immobilère de Mandarin Oriental Hôtel du Rhône SA Sociètè pour I'Exploitation de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhône, Geneva
United States	Portals Hotel Site LLC	Development of Mandarin Oriental, Washington D.C.
Indonesia	P.T. Jaya Mandarin Agung	Owner: Mandarin Oriental, Jakarta
Associates		
Singapore	Marina Bay Hotel Private Limited	Owner: The Oriental, Singapore
Thailand	The Oriental Hotel (Thailand) PCL	Owner: The Oriental, Bangkok
United States	Kahala Hotel Associates Limited Partnership	Owner: Kahala Mandarin Oriental, Hawaii
Malaysia	Asas Klasik Sdn Bhd	Owner: Mandarin Oriental, Kuala Lumpur
Indonesia	P.T. Sekman Wisata	Owner: Hotel Majapahit, Surabaya
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami
Thailand	Chaophaya Development Corporation Limited	Owner: River City Shopping Complex
Joint Ventures		
Macau	Excelsior Hoteis E Investimentos Limitada	Owner: Mandarin Oriental, Macau
United States	Columbus Centre Hotel LLC	Owner: Mandarin Oriental, New York
Managed Hotels		
United States		Mandarin Oriental, San Francisco
Bermuda		Elbow Beach, Bermuda

Notes

1. *Preference shares*
2. *Including a renewal option of 25 years exercisable in 2007*

Attributable interest % 2003	2002	Issued share capital	Hotel profile
100	100	US$12,000	–
100	100	HK$60,000,000	–
100	100	HK$33,000,000	541 rooms. Lease expiry 2895
100	100	US$100	883 rooms. Lease expiry 2842
100	100	GBP 4,493,484 GBP 1,578,791 (note 1)	200 rooms. Freehold
100	100	Euro 3,632,000	73 rooms. Freehold
100	98.7	–	176 rooms. Lease expiry 2131
96.2	96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
85.3	42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
100	50	CHF 10,800,000	–
80	80	–	400 rooms. To be completed in early 2004
60.5	60.5	Rup 8,196,250,000	404 rooms. Lease expiry 2023
50	50	S$141,500,000	527 rooms. Lease expiry 2079
44.9	44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
40	40	–	364 rooms. Lease expiry 2043
25	25	RM 130,000,000	632 rooms. Freehold
25	25	Rup 28,252,000,000	143 rooms. Lease expiry 2008
25	25	–	329 rooms. Freehold
49	49	Baht 120,000,000	–
50	50	Ptc 20,000,000	435 rooms. Lease expiry 2032 (note 2)
50	50	–	251 rooms. Freehold
–	–	–	158 rooms
–	–	–	244 rooms

INDEPENDENT AUDITORS' REPORT

To the members of Mandarin Oriental International Limited

We have audited the accompanying consolidated balance sheet of Mandarin Oriental International Limited and its subsidiaries ('the Group') as at 31st December 2003, and the related consolidated profit and loss account, cash flows, statement of changes in equity and the related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as at 31st December 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom

24th February 2004

FIVE YEAR SUMMARY

	1999 US$m	2000 US$m	2001 US$m	2002 US$m	**2003 US$m**
Consolidated Profit and Loss Account					
Revenue	179.2	227.0	227.9	233.7	**218.1**
Operating profit	28.5	34.8	24.1	37.7	**29.4**
Net financing charges	(17.3)	(24.0)	(26.4)	(24.9)	**(23.8)**
Share of operating results of associates and joint ventures	5.9	4.3	6.9	8.0	**(0.8)**
Profit before interest and tax	17.1	15.1	4.6	20.8	**4.8**
Tax	(2.1)	(4.5)	(3.7)	(5.3)	**(2.8)**
Profit after tax	15.0	10.6	0.9	15.5	**2.0**
Profit attributable to shareholders	14.9	10.7	1.3	15.7	**3.1**
Profit/(Loss) attributable to minority interests	0.1	(0.1)	(0.4)	(0.2)	**(1.1)**
	15.0	10.6	0.9	15.5	**2.0**
Earnings per share (US¢)	2.05	1.30	0.15	1.84	**0.36**
Dividends per share (US¢)	1.35	1.35	0.50	–	**–**
Consolidated Balance Sheet					
Goodwill	–	24.5	23.3	22.0	**18.0**
Tangible assets	384.9	482.8	458.4	512.3	**687.1**
Leasehold land payments	188.1	188.1	187.7	187.6	**193.4**
Associates and joint ventures	145.1	199.5	216.1	271.2	**240.2**
Other investments	–	22.0	23.5	26.3	**18.2**
Pension assets	12.6	13.2	13.8	14.0	**13.3**
Deferred tax assets	–	2.0	2.9	4.1	**6.4**
Net current assets	88.1	75.8	69.6	37.6	**35.8**
Long-term borrowings	(306.2)	(431.7)	(448.1)	(483.0)	**(584.9)**
Deferred tax liabilities	(11.7)	(9.7)	(6.8)	(8.4)	**(9.4)**
Pension liabilities	(0.9)	(0.8)	(0.8)	(0.8)	**(1.2)**
Other non-current liabilities	–	–	(4.6)	(5.4)	**(4.1)**
Net operating assets	500.0	565.7	535.0	577.5	**612.8**
Share capital	35.3	42.6	42.6	42.6	**42.6**
Share premium	24.0	88.7	88.7	88.7	**88.7**
Revenue and other reserves	434.7	428.4	399.1	436.6	**468.4**
Shareholders' fund	494.0	559.7	530.4	567.9	**599.7**
Minority interests	6.0	6.0	4.6	9.6	**13.1**
Capital employed	500.0	565.7	535.0	577.5	**612.8**
Net assets value per share (US$)	0.71	0.66	0.62	0.67	**0.70**
Consolidated Cash Flow Statement					
Cash flows from operating activities	31.2	30.8	13.7	33.5	**28.3**
Cash flows from investing activities	(30.3)	(200.5)	(38.7)	(76.1)	**(84.7)**
Net cash flow before financing activities	0.9	(169.7)	(25.0)	(42.6)	**(56.4)**
Cash flow per share from operating activities (US¢)	4.29	3.75	1.60	3.93	**3.32**

Directors' responsibilities in respect of the financial statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and other internal controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Mandarin Oriental's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organizational and compliance issues, and has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Mandarin Oriental Hotel Group International Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.

- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Group Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' interests

At 31st December 2003, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ('Jardine Strategic') and Jardine Matheson Holdings Limited ('Jardine Matheson'), and fellow subsidiary Dairy Farm International Holdings Limited ('Dairy Farm'). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Dairy Farm
Simon Keswick	19,858	7,181	9,081,692 #	66,087
		19,661*	2,722,552 *	
Percy Weatherall	–	78,750	31,594,132 #	579,981
			222,857 *	
Edouard Ettedgui	–	–	–	24,000
Brian Keelan	115,000	250,000	39,567	163,800
Henry Keswick	–	–	11,143,325 #	–
			55,366 *	
R C Kwok	45,898	72,015	73,479	94,424
C G R Leach	–	52,962	884,445	–
Sydney S W Leong	467,577	227,428	528,859	1,025,571
		12,696*		
Kenneth Lo	192,446	335,677	54,566	360,837

** Non-beneficial.*

 # Includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.

In addition:

a) At 31st December 2003, Edouard Ettedgui and John R Witt held options in respect of 5,400,000 and 1,500,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

b) At 31st December 2003, Percy Weatherall, Brian Keelan, James Watkins and John R Witt held options in respect of 585,000, 850,000, 200,000 and 10,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

c) At 31st December 2003, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach, Lord Powell and James Watkins had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries (the '1947 Trust Shares').
d) At 31st December 2003, Kenneth Lo held three convertible bonds in the Company.
e) On 1st January 2004, the date of his appointment, Jonathan Gould also had a deemed interest in the 1947 Trust Shares, and on the same date James Watkins ceased to have a deemed interest in the 1947 Trust Shares upon his retirement from the Jardine Matheson group.
f) On 3rd March 2004, John R Witt was granted options in respect of a further 200,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.
g) On 4th March 2004, Jonathan Gould was granted options in respect of 150,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 5th March 2004.

Directors' appointments, emoluments and service contracts

On 1st January 2004, Jonathan Gould was appointed as a Director of the Company. Kenneth Lo will retire from the Board of the Company at the forthcoming Annual General Meeting to be held on 5th May 2004. In accordance with Bye-Law 85, Julian Hui, C G R Leach, James Watkins and John R Witt retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Jonathan Gould will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2003, the Directors received US$3.2 million (2002: US$2.3 million) in employee benefits, being US$3.0 million (2002: US$2.2 million) in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.2 million (2002: US$0.1 million) in post-employment benefits. The information set out in this paragraph forms part of the audited financial statements.

A motion to increase the Directors' fees to US$20,000 each per annum and the fees for the Chairman and Managing Director to US$25,000 each per annum, save that salaried executives shall not be eligible for such fees, with effect from 1st January 2004 will be proposed at the forthcoming Annual General Meeting.

Substantial shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 655,088,188 ordinary shares representing 74.65% of the Company's current issued ordinary share capital. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 5th March 2004.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities purchase arrangements

At the Annual General Meeting held on 7th May 2003, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 31st December 2003, the Company repurchased and cancelled 8,536,962 ordinary shares representing some 0.9% of the Company's issued ordinary share capital for an aggregate consideration of US$7.2 million from Mandarin Oriental Trustees Limited, a subsidiary and trustee of the Company's Senior Executive Share Incentive Schemes. The ordinary shares repurchased related to options previously granted under the Company's Senior Executive Share Incentive Schemes which had ceased to be exercisable. The repurchase was carried out in accordance with the Schemes' rules at the respective issue prices.

Related party transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 29 to the financial statements on page 67.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2004 Annual General Meeting to be held on 5th May 2004 are contained in the Notice of Meeting which accompanies this report.

SHAREHOLDER INFORMATION

Financial calendar

2003 full-year results announced	24th February 2004
Annual General Meeting to be held	5th May 2004
2004 half-year results to be announced	3rd August 2004*

* *Subject to change*

Dividends

No final dividend is recommended for payment by the Board in respect of 2003.

Registrars and transfer agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar

Jardine Matheson International Services Limited, PO Box HM 1068, Hamilton HM EX, Bermuda

Jersey Branch Registrar

Capita IRG (Offshore) Limited, PO Box 378, St Helier, Jersey JE4 0FF, Channel Islands

Singapore Branch Registrar

M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906

United Kingdom Transfer Agent

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England

ADR Depositary

The Bank of New York, Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, NY 10286, United States of America

Press releases and other financial information on the Company can be accessed through the Internet at 'www.mandarinoriental.com'.

MANDARIN ORIENTAL HOTEL GROUP CONTACT ADDRESSES

Hong Kong Corporate Office
7/F, The Excelsior, Hong Kong
281 Gloucester Road, Hong Kong
Telephone: +852 2895 9288
Facsimile: +852 2837 3500
www.mandarinoriental.com

London Corporate Office
21 Clifford Street
London W1S 3RJ
United Kingdom
Telephone: +44(20) 7529 9688
Facsimile: +44(20) 7529 9689

Mandarin Oriental Management (USA) Inc.
345 California Street, Suite 1250
San Francisco, California 94104, USA
Telephone: +1(415) 772 8800
Facsimile: +1(415) 782 3778

1775 Broadway, Suite 310
New York, New York 10019, USA
Telephone: +1(212) 399 3938
Facsimile: +1(212) 399 7189

Asia-Pacific

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66(2) 659 9000
Facsimile +66(2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62(21) 3983 8888
Facsimile +62(21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Telephone +60(3) 2380 8888
Facsimile +60(3) 2380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956-1110 Avenida da Amizade
PO Box 3016, Macau
Telephone +853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati City 1226
Metro Manila, Philippines
Telephone +63(2) 750 8888
Facsimile +63(2) 815 0555
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Mandarin Oriental Hotel Majapahit, Surabaya
65 Jalan Tunjungan
Surabaya 60275, Indonesia
Telephone +62(31) 545 4333
Facsimile +62(31) 545 9003
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

Mandarin Oriental Dhara Dhevi, Chiang Mai (2004)

The Landmark Mandarin Oriental, Hong Kong (2005)

Mandarin Oriental, Tokyo (2006)

Europe

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini 1
1201 Geneva, Switzerland
Telephone +41(22) 909 0000
Facsimile +41(22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge
London SW1X 7LA
United Kingdom
Telephone +44(20) 7235 2000
Facsimile +44(20) 7235 2001
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49(89) 290 980
Facsimile +49(89) 222 539
E-mail: momuc-reservations@mohg.com

The Americas

Elbow Beach, Bermuda
60 South Shore Road
Paget Parish, Bermuda PG 04, USA
Telephone +1(441) 236 3535
Facsimile +1(441) 236 8043
E-mail: ebbda-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue
Honolulu, Hawaii 96816-5498, USA
Telephone +1(808) 739 8888
Facsimile +1(808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive
Miami, Florida 33131, USA
Telephone +1(305) 913 8288
Facsimile +1(305) 913 8300
E-mail: momia-reservations@mohg.com

Mandarin Oriental, New York
80 Columbus Circle at 60th Street
New York, New York 10023, USA
Telephone +1(212) 805 8800
Facsimile +1(212) 805 8888
Email: monyc-reservations@mohg.com

The Mark, New York
25 East 77th Street at Madison Avenue
New York, New York 10021, USA
Telephone +1(212) 744 4300
Facsimile +1(212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street, San Francisco
California 94104-2792, USA
Telephone +1(415) 276 9888
Facsimile +1(415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, Washington D.C.
1330 Maryland Avenue, SW
Washington, DC 20024, USA
Telephone +1(202) 554 8588
Facsimile +1(202) 554 8999
E-mail: mowas-reservations@mohg.com

Mandarin Oriental Riviera Maya, Mexico (2005)

Mandarin Oriental, Boston (2006)

SALES AND RESERVATIONS OFFICES

Mandarin Oriental Hotel Group Sales Offices

Asia-Pacific
5/F, The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9278
Facsimile +852 2837 3518

Japan
2F, Mitsui Building Annex No.3
2-2-1 Nihonbashi Muromachi
Chuo-ku, Tokyo 103-0022, Japan
Telephone +81(3) 3231 2920
Facsimile +81(3) 3231 2925

Beijing, China
c/o Jardine Matheson (China) Ltd
Room 528
China World Trade Centre, Tower 1
No.1 Jian Guo Men Wai Avenue
Beijing 100004, China
Telephone +86(10) 6505 2806
Facsimile +86(10) 6505 2805

Shanghai, China
c/o Jardine Matheson (China) Ltd
Room 1109, Bund Center
222 Yan An Road East
Huang Pu District
Shanghai 200002, China
Telephone +86(21) 6335 1357
Facsimile +86(21) 6335 2567

Singapore
5 Raffles Avenue
Marina Square, Singapore 039797
Telephone +65 6339 8811
Facsimile +65 6339 0597

United Kingdom
21 Clifford Street
London W1S 3RJ, United Kingdom
Telephone +44(20) 7529 9666
Facsimile +44(20) 7529 9667

Germany
Dreieichstrasse 59
D-60594 Frankfurt am Main
Germany
Telephone +49(69) 610 631
Facsimile +49(69) 610 635

United States
9841 Airport Boulevard
Suite 822, Los Angeles
CA 90045, USA
Telephone +1(310) 670 6422
Facsimile +1(310) 670 6648

509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1(212) 207 8880
Facsimile +1(212) 207 8886

555 Shadowridge Drive
Wildwood, MO 63011, USA
Telephone +1(636) 273 3770
Facsimile +1(636) 273 3767

Mandarin Oriental Hotel Group Reservations Offices

www.mandarinoriental.com

Asia-Pacific

Australia
Tollfree 1 800 123 693
Tollfree 0011 800 2828 3838

China
Tollfree 10 800 852 0241
Facsimile free 10 800 852 0242

Dubai
Tollfree 8000 650 539

Hong Kong
Telephone +852 2881 1288
Facsimile +852 2577 7543

Indonesia
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MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL
THE HOTEL GROUP SM

Mandarin Oriental International Limited

Annual General Meeting 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Mandarin Oriental International Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 5th May 2004 at 12.00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2003.
2. To re-elect Directors.
3. To fix the Directors' fees.
4. To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

5. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes or upon conversion of the 6.75% convertible bonds of the Company, shall not exceed US$2.1 million, and the said approval shall be limited accordingly.

6. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H WILKEN
Company Secretary

25th March 2004

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 5

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 5th March 2004, the latest practicable date prior to the publication of this document, a total of 25,975,000 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 2.96% of the issued share capital at that date and 3.48% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:

MANDARIN ORIENTAL
THE HOTEL GROUP